SULLIVAN & CROMWELL LLP

A Limited Liability Partnership

American Lawyers

May 6, 2008

MEMORANDUM TO:	Pradip Bhaumik (Securities and Exchange Commission)

FROM:	John Young

RE:	Tata Motors Limited

I am writing on behalf of our client Tata Motors Limited (the “Company”). The Company has advised me that the Company has received and is working on its response to the Staff’s comment letter, dated March 28, 2008, in respect of the Company’s Annual Report on Form 20-F for the year ended March 31, 2007 and that the Company expects to submit its response shortly.

You may contact me by e-mail at youngj@sullcrom.com or by phone in my office in Hong Kong on +852-2826-8668.

Best regards.

J.D.Y.